Exhibit 21

Name	Jurisdiction of Formation
AmerisourceBergen Drug Corporation	Delaware
AmerisourceBergen Holding Corporation	Delaware
AmerisourceBergen Specialty Group, Inc.	Delaware
Amerisource Health Services Corporation	Delaware
Amerisource Receivables Financial Corporation	Delaware
Amerisource Heritage Corporation	Delaware
ASD Specialty Healthcare, Inc.	California